October 12, 2012

Ryan C. Larrenaga 225 Franklin Street Boston, MA 02110 (617) 385-9536

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re: Columbia Funds Variable Series Trust II (the “Registrant”); File No. 811-22127

Dear Mr. Cowan:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Variable Portfolio – Mid Cap Growth Fund series of Columbia Funds Variable Insurance Trust I (File No. 811-08481) into the Columbia Variable Portfolio – Mid Cap Growth Opportunity Fund series of the Registrant;

2)	the Columbia Variable Portfolio – High Income Fund series of Columbia Funds Variable Insurance Trust I (File No. 811-08481) into the Columbia Variable Portfolio – Income Opportunitites Fund series of the Registrant; and

3)	the Columbia Variable Portfolio – Money Market Fund series of Columbia Funds Variable Insurance Trust (File No. 811-05199) into the Columbia Variable Portfolio – Cash Management Fund series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on November 12, 2012 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Series Trust II